FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 27, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Investor Conference Materials entitled, “AU Optronics 2003 3rd Quarter Results”, dated October 27, 2003
2.	Press release entitled, “AU OPTRONICS REPORTS UNAUDITED 2003 THIRD QUARTER RESULTS”, dated October 27, 2003
3.	Press release entitled, “AU OPTRONICS to raise Its Financial Forecast”, dated October 27, 2003
4.	Taiwan Stock Exchange filing entitled, “The Board Resolution to have indirect investment in Mainland China”, dated October 27, 2003
5.	Taiwan Stock Exchange filing entitled, “The company's forecast is to be revised again”, dated October 27, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 27, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

Agenda Welcome and Introduction 3Q ’03 Financial Results Recent Development Remarks Q&A

Safe Harbor Notice
The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’ forward-looking statements can be found in AU Optronics’ annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.
3

3Q 2003 Income Statement (Consolidated)

Amount: NT$ Million Except Per Share Data

	3Q’03(a)		2Q’03		QoQ Change %	Jan-Sep’O3(a)

Net Sales(b)	28,371	100.0%	23,842	100.0%	19.0%	70,481	100.0%
Cost of Goods Sold	(21,038)	(74.2%)	(19,241)	(80.7%)	9.3%	(56,657)	(80.4%)

Gross Profit	7,333	25.8%	4,601	19.3%	59.4%	13,824	19.6%
Operating Expenses	(2,129)	(7.5%)	(1,618)	(6.8%)	31.6%	(5,090)	(7.2%)

Operating Income	5,204	18.3%	2,983	12.5%	74.5%	8,734	12.4%
Net Non-operating Income (Exp.)	(215)	(0.8%)	(57)	(0.2%)	277.2%	(640)	(0.9%)

Income before Tax	4,989	17.6%	2,926	12.3%	70.5%	8.094	11.5%
Income Tax Credit (Exp.)	0	0.0%	0	0.0%	0.0%	0	0.0%

Net Income	4,989	17.6%	2,926	12.3%	70.5%	8,094	11.5%

Basic EPS (NT$)(c)	1.17		0.69			1.90
Fully Diluted EPS (NT$)(c)	1.15		0.68			1.87

Op lncome + D & A	9,361	33.0%	6,811	28.6%	37.4%	20,224	28.7%

Unit Shipment (Million)
Large Size Panels	3.1		2.8		13.2%	8.2
Small & Medium Panels (A/V)	7.6		4.7		61.3%	15.0

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b)	Consolidated net sales reflect the cumulative foreign exchange translation adjustment from weighted average exchange rate fluctuations between US$/NT$/RMB during the period

(c)	Total weighted average outstanding shares at 4,269 million and 4,337 million were used in Basic and Fully Diluted EPS calculation for 3Q’03, while and 4,255 million and 4,337 million were used for 2Q’03.

4

3Q 2003 Balance Sheet Highlights (Consolidated)

Amount: NT$ Million
	3Q03(a)		2Q’03(a)		QoQ Change %

Cash & ST Investment	17,091		18,523		(7.7%)
Inventory	7,994		7,162		11.6%
LT Debt	19,369		22,204		(12.8%)
Equity	85,009		78,812		7.9%
Total Assets	137,997		131,956		4.6%

Fixed Assets	123,637		114,172
Accumulated Depreciation	(35,617)	28.8%	(31,990)	28.0%

Net Fixed Assets	88,020		82,182

Debt to Equity (Fully Diluted)	32.1%		38.3%
Net Debt to Equity (Fully Diluted)	15.5%		18.5%

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
5

3Q 2003 Cash Flow Highlights (Consolidated)

Amount : NT$ Million
	3Q’03(a)	2Q’03(a)	QoQ Change	Jan-Sep ’O3(a)

From Operation	11,815	8,844	2,971	22,926
Net Profit	4,989	2,926	2,063	8,094
Depreciation & Amortization	4,157	3,828	329	11,490

From Investment	(7,897)	(9,114)	1,217	(24,747)
Capital Expenditure	(7,484)	(9,683)	2,199	(24,077)

From Financing	(5,628)	(1,950)	(3,678)	(9,991)
Repayment of Long Term Debt	(4,199)	(1,847)	(2,352)	(8,945)
Syndication Loan(b)	(10)	348	(358)	338

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	US$10 mm reduction in syndication loan for 3Q’03 reflects the US$/NT$ exchange rate fluctuation from 34.8 in 2Q’03 to 33.8 in 3Q03.
6

G5 Expansion Progress

G5 Phase I (L8A: 1100x1250): Total capacity 50K substrates/month
6/2003: 20K substrates/month, smooth ODF phase-in
9/2003: 35K substrates/month
12/2003 estimated capacity: 50K substrates/month
G5 Phase II (L8B: 1100x1300): Total capacity 70K substrates/month
10/2003: First equipment move-in
1Q 2004: Commercial production
In-House G5 Color Filter Fab (C1):
6/2003: First equipment move-in
10/2003: Commencement of mass production
12/2003: 30K substrates/month
9

http://www.auo.com IR@auo.com
10

Appendix: Unconsolidated Financial Results
11

Income Statement (Unconsolidated) QoQ Comparison

Amount: NT$ Million Except Per Share Data

	3Q’03			2Q’03			QoQ Change %	Jan-Sep’03

Net Sales	26,335	100.0%		22,076	100.0%		19.3%	65,527	100.0%
Cost of Goods Sold	(19,205)	(72.9%	)	(17,587))	(79.7%	)	9.2%	(52,284)	(79.8%)

Gross Profit	7,130	27.1%		4,489	20.3%		58.8%	13,243	20.2%
Operating Expenses	(2,003)	(7.6%	)	(1,539)	(6.9%	)	30.1%	(4,769)	(7.3%)

Operating Income	5,127	19.5%		2,950	13.4%		73.8%	8,474	12.9%
Net Non-operating Income (Exp.)	(138)	(0.6%	)	(24)	(0.1%	)	475.0%	(380)	(0.5%)

Income before Tax	4,989	18.9%		2,926	13.3%		70.5%	8,094	12.4%
lncome Tax Credit (Exp.)	0	0.0%		0	0.0%		0.0%	0	0.0%

Net Income	4,989	18.9%		2,926	13.3%		70.5%	8,094	12.4%

Basic EPS (NT$)(a)	1.17			0.69				1.90
Fully Diluted EPS (NT$)(a)	1.15			0.68				1.87

Op lncome + D&A	9,108	34.6%		6,650	30.1%		37.0%	19,557	29.8%

(a) Total weighted average outstanding shares of 4,269 million and 4,337 million were used in Basic and Fully Diluted EPS calculation for 3Q ’03, while and 4,255 million and 4,337 million were used for 2Q’03.

12

Balance Sheet & Cash Flow (Unconsolidated) QoQ Comparison

Amount : NT$ Million

	3Q’03	2Q03	QoQ Change %

Cash & Cash Equivalents	13,714	14,926	(8.1%)
ST Inv./Marketable Securities	2,843	2,634	7.9%
LT Debt	17,956	20,757	(13.5%)
Equity	85,009	78,812	7.9%
Total Assets	133,941	128,845	4.0%

Debt to Equity (Fully Diluted)	29.1%	36.2%
Net Debt to Equity (Fully Diluted)	13.0%	17.5%

Depreciation & Amortization	3,981	3,700	7.6%
Capital Expenditure	6,463	8,709	(25.8%)
Inventory	6,956	6,354	9.5%
13

Income Statement (Unconsolidated) YoY Comparison

Amount : NT$ Million Except Per Share Data

	3Q’03		3Q’02		YoY Change %

Net Sales	26,335	100.0%	17,123	100.0%	53.8%
Cost of Goods Sold	(19,205)	(72.9%)	(14,685)	(85.8%)	30.8%

Gross Profit	7,130	27.1%	2,438	14.2%	192.5%
Operating Expenses	(2,003)	(7.6%)	(1,024)	(5.9%)	95.6%

Operating Income	5,127	19.5%	1,413	8.3%	262.8%
Net Non-operating Income (Exp.)	(138)	(0.6%)	(543)	(3.2%)	(74.6%)

Income before Tax	4,989	18.9%	870	5.1%	473.4%
lncome Tax Credit (Exp.)	0	0.0%	0	0.0%	0.0%

Net Income	4,989	18.9%	870	5.1%	473.4%

Basic EPS (NT$)(a)	1.17		0.13		800.0%
Fully Diluted EPS (NT$)(a)	1.15		0.17		576.5%

Op lncome + FD&A	9,108	34.6%	4,767	29.4%	91.1%

(a) Total weighted average outstanding shares of 4,269 million and 4,337 million were used in Basic and Fully Diluted EPS calculation for 3Q’03, while 3,514 million and 3,826 million were used for 3Q’02, respectively.

14

Balance Sheet & Cash Flow (Unconsolidated) YoY Comparison

Amount: NT$ Million

	3Q’03		3Q’02		Change %

Cash & Cash Equivalents	13,714	10.2%	26,382	20.4%	(48.0%)
ST Inv. & Marketable Securities	2,843	2.1%	3,509	2.7%	(19.0%)
LT Debt	17,956	13.4%	27,355	21.2%	(34.4%)
Equity	85,009	63.5%	78,441	60.7%	8.4%
Total Assets	133,941	100.0%	129,129	100.0%	3.7%

Debt to Equity (Fully Diluted)	29.1%		42.6%
Net Debt to Equity (Fully Diluted)	13.0%		9.7%

Depreciation & Amortization	3,981		3,354		18.7%
Capital Expenditure	6,463		3,040		112.6%
Inventory	6,956		8,704		(20.1%)
15

http://www.auo.com IR@auo.com
16

AU OPTRONICS CORP. UNCONSOLIDATED BALANCE SHEET As of September 30, 2003 and 2002 (Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD))
	As of September 30, 2003			As of September 30, 2002		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	406	13,714	10.2	26,382	20.4	(12,668)	(48.0)
Short-term Investment	84	2,843	2.1	3,509	2.7	(666)	(19.0)
Notes & Accounts Receivables	477	16,105	12.0	13,034	10.1	3,071	23.6
Other Current Financial Assets	22	738	0.6	176	0.1	562	319.3
Inventories	206	6,956	5.2	8,704	6.8	(1,748)	(20.1)
Other Current Assets	54	1,801	1.4	1,040	0.8	761	73.2

Total Current Assets	1,249	42,157	31.5	52,845	40.9	(10,688)	(20.2)

Long-term Investments	50	1,699	1.3	1,622	1.3	77	4.7

Fixed Assets	3,503	118,211	88.3	88,751	68.7	29,460	33.2
Less Accumulated Depreciation	(1,040)	(35,094)	(26.2)	(22,749)	(17.6)	(12,345)	54.3

Net Fixed Assets	2,463	83,117	62.1	66,002	51.1	17,115	25.9

Other Assets	207	6,968	5.1	8,660	6.7	(1,692)	(19.5)

Total Assets	3,969	133,941	100.0	129,129	100.0	4,812	3.7

LIABILITIES

Accounts Payable	639	21,571	16.1	12,750	9.9	8,821	69.2
Current Installments of Long-term Liabilities	204	6,892	5.1	8,392	6.5	(1,500)	(17.9)
Other Current Liabilities	71	2,390	1.8	2,106	1.6	284	13.5

Total Current Liabilities	914	30,853	23.0	23,248	18.0	7,605	32.7

Long-term Borrowings	522	17,632	13.2	23,190	18.0	(5,558)	(24.0)
Long-term Commercial Paper	0	0	0.0	1,284	1.0	(1,284)	(100.0)
Bonds and Convertible Bonds Payable	10	324	0.2	2,881	2.2	(2,557)	(88.8)
Other Long-term Liabilities	4	123	0.1	85	0.1	38	44.7

Total Liabilities	1,450	48.932	36.5	50,688	39.3	(1,756)	(3.5)

SHAREHOLDERS’ EOUITY

Common Stock	1,288	43,474	32.5	40,022	31.0	3,452	8.6
Capital Surplus	953	32,170	24.0	31,582	24.5	588	1.9
Retained Earnings	285	9,615	7.2	6,800	5.2	2,815	41.4
Cumulative Translation Adjustment	0	1	0.0	37	0.0	(36)	(97.3)
Treasury Stock	(7)	(251)	(0.2)	0	0.0	(251)	na.

Total Stockholders’ Equity	2,519	85,009	63.5	78,441	60.7	6,568	8.4

Total Liabilities & Stockholders’ Equity	3,969	133,941	100.0	129,129	100.0	4,812	3.7

Note: New Taiwan dollars amounts have been translated into U.S. dollars at the rate of NT$ 33.75 per U.S. dollar at the end of September, 2003

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2003 and 2002 and June 30, 2003
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)
Except for Per Share Data and Shares Outstanding)
	Year over Year Comparison					Sequential Comparison
	Jan-Sep2003		% of	Jan-Sep2002	YoY	3Q2003		% of	2Q 2003	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	1,898	65,527	100.0	59,543	10.0	763	26,335	100.0	22,076	19.3
Cost of Goods Sold	1,515	52,284	79.8	47,854	9.3	556	19,205	72.9	17,587	9.2

Gross Profit (Loss)	383	13,243	20.2	11,689	13.3	207	7,130	27,1	4,489	58.8

Operating Expenses
Selling	27	947	1.4	394	140.4	17	576	2.2	219	163.0
Administrative	48	1,640	2.5	1,008	62.7	17	580	2.2	582	(0.3)
Research and Development	63	2,182	3.3	1,630	339	24	847	3.2	738	14.8

Total Operating Expenses	138	4,769	7.3	3,032	57.3	58	2,003	7.6	1,539	30.1

Total Operating Income (Loss)	245	8,474	12.9	8,657	(2.1)	149	5,127	19.5	2,950	73.8

Net Non-Operating Income (Expenses)	(11)	(380)	(0.6)	(1,857)	(79.5)	(4)	(138)	(0.6)	(24)	475.0

Income (Loss) before Income Tax	234	8,094	12.4	6,800	19.0	145	4,989	18.9	2,926	70.5

Income Tax (Expense) Benefit	0	0	0.0	0	n.a	0	0	0.0	0	-

Net Income (Loss)	234	8,094	12.4	6,800	19.0	145	4,989	18.9	2,926	70.5

Basic Earnings (Loss) Per Share	0.0549	1.90		1.94		0.0339	1.17		0.69

Basic Earnings (Loss) Per ADS	0.5492	18.96		19,35		0.3386	11.69		6.88

Weighted Average Number of Shares Outstanding (M)		4,269		3,514			4,269		4,255

Note:	(1)	New Taiwan dollars amounts have been translated into U.S. dollars at the weighted average rate of NT$34.521 per U.S. dollar for the average rate of 2003 year to date.

	(2)	1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the 9 Months Ended September 30, 2003 and 2002
(Figures in Million of New Taiwan dollars (NTD) and U.S.. dollars (USD))
	2003		2002
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	234	8,094	6,800
Depreciation & Amortization	321	11,083	9,382
Provision (Reversal) for Inventory Devaluation	2	69	179
S.T & L.T Investment Loss recovery profit	(2)	(84)	1,047
Changes in Working Capital & Others	42	1,447	(1,754)

Net Cash Provided by (Used in) Operating Activities	597	20,609	15,654

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	10	349	869
Acquisition of Property, Plant and Equipment	(621)	(21,441)	(10,082)
Proceeds from Disposal of Property, Plant and Equipment	14	476	82
Increase in Long-term Equity Investments	(15)	(526)	(1,734)
Decrease (Increase) in Restricted Cash in Bank	1	23	93
Increase in Intangible Assets	(24)	(812)	(963)
Decrease (Increase) in Other Assets	1	44	(2)

Net Cash Used in Investing Activities	(634)	(21,887)	(11,737)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	0	0	(2,586)
Decrease in Guarantee Deposits	(1)	(22)	0
Increase (Decrease) in Long-term Borrowings	(249)	(8,608)	(557)
Issuance of Common Stock for Cash	0	0	19,170
Directors’ and Supervisors’ Remuneration	(2)	(54)	0
Cash Dividends	(58)	(2,007)	0
Increase in Treasury Stock	(2)	(68)	0

Net Cash Provided by Financing Activities	(312)	(10,759)	16,027

Effect of Exchange Rate Change on Cash	3	92	(5)

Net Increase (Decrease) in Cash and Cash Equivalents	(346)	(11,945)	19,939

Cash and Cash Equivalents at Beginning of Period	743	25,659	6,443
Cash and Cash Equivalents at End of Period	397	13,714	26,382

Note: New Taiwan dollars amounts have been translated into U.S. dollars at the rate of NT$ 34.521 per U.S. dollar at the end of September, 2003

Item 2.

News Release

AU OPTRONICS REPORTS UNAUDITED 2003 THIRD QUARTER RESULTS

Both Consolidated Revenues of NT$28,371 Million and Pre-Tax Income of NT$4,989 Million Achieved Record High Results

FOR MORE INFORMATION

Yawen Hsiao

Corporate Communications Dept.

AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for the nine months ended September 30, 2003. All financial information was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”) on a consolidated basis. There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003. The unaudited consolidated financial information mentioned herein is not necessarily indicative of our future financial results.

Hsin Chu, Taiwan, October 27, 2003 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held a meeting of the Board of Directors and Supervisors, at which the Board approved its unaudited financial results for the nine months ended September 30, 2003. Both consolidated net sales and pre-tax income for 3Q 2003 set the record high quarterly performance for a single quarter. Consolidated net sales reached NT$28,371 million in the third quarter of 2003, with net income amounted to NT$4,989 million and fully diluted EPS of NT$1.15. Unconsolidated revenues for the third quarter 2003 were NT$26,335 million.

     For the first nine months ended September 30, 2003, unaudited consolidated net sales totaled NT$70,481 million, net income NT$8,094 million and fully dilated EPS NT$1.87. All figures are unaudited and are prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”).

     “AUO strives to become the world’s top TFT LCD player with leading operational efficiency. Through our concerted effort on technology development, costs control,

1 of 2

News Release

product mix and capacity allocation optimization, and customer portfolio enhancement, we have further solidified our leadership in Taiwan while significantly strengthening our global competitiveness. Not only was AUO able to outperform our peers in Taiwan by a wide margin for 1H’03 under a slow business environment, we continue to post solid growth during an industry recovery, as evidenced by the Company’s strong 3Q’03 results. AUO’s consolidated gross margin improved significantly from 19.3% in 2Q’03 to 25.8% in 3Q’03, net margin rose from 12.3% to 17.6%, and operating income posted a strong 74.5% sequential growth to reach NT$5,204 million.” Said HB Chen, President and COO of AU Optronics.

     Dr. Hui Hsiung, EVP and head of AUO Business Unit, further elaborated, “With overall demand for TFT-LCDs continuing to grow in 3Q’03 and ASPs remaining stable, unit shipment for AUO’s large size panels increased 13.2% QoQ to over 3.1 million in 3Q’03, and unit shipment for small and medium size panels also posted a remarkable 61.3% sequential growth to over 7.6 million. The healthy shipment growth is mainly attributed to new capacity from AUO’s Phase I Gen 5 fab (L8A, 1,100x1,250mm) currently in the ramp-up process. Monthly input capacity of Fab L8A has increased to 35,000 substrates in September and is expected to reach full capacity of 50,000 substrates by the end of 2003. Phase II of our Gen 5 fab (L8B, 1,100x1,300mm) will start mass production by end of 1Q’04, and is scheduled to reach full capacity of 70,000 substrates per month by end of 3Q’04. AUO’s combined Gen 5 input capacity is expected to reach 120,000 substrates per month by then. In addition, AUO’s in-house Gen 5 color filter fab (C1, 1,100x1,300mm) has commenced volume production in October, and is scheduled to reach monthly 30,000 substrates capacity by end of this year.”

Forward-Looking Statements

Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.

#     #     #

2 of 2

Item 3.

News Release

AU OPTRONICS TO RAISE ITS FY2003 FINANCIAL FORECAST

FOR MORE INFORMATION

 Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

Hsin Chu, Taiwan, October 27, 2003 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced that due to strong financial results for the first nine months of 2003, the Company now expects to post 2003 net income that exceeds by more than 20% over the 2003 financial forecast filed in August 2003 in accordance with local regulatory requirements. Therefore, the 2003 financial forecast AUO filed in August 2003 is no longer deemed adequate.

     AUO held a meeting of the Board of Directors and Supervisors, at which the Board approved its unaudited financial results for the nine months ended September 30, 2003. With industry outlook remains healthy for the fourth quarter of 2003 and better than expected 3Q’03 results, AUO is likely to post net profit in 2003 that would exceed by more than 20% over the forecast filed in August 2003. In compliance with ROC government regulations, AUO is raising its financial forecast for fiscal year 2003 accordingly.

Based on the updated forecast, which is under auditors’ review, AUO’s consolidated and unconsolidated net sales for the year are estimated to be approximately NT$102,800

1 of 2

News Release

million and NT$94,100 million, respectively, while updated income before tax and net income are both estimated to be around NT$14,100 million. The updated financial forecast for 2003 is being reviewed by the Company’s auditors, and will be formally announced within 10 days.

Forward-Looking Statements

Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.

#  #  #

2 of 2

Item 4.

AU Optronics Corp.
October 27, 2003
English Language Summary

Subject: The Board Resolution to have indirect investment in Mainland China.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2003/10/27

Content:

1.	Date of occurrence of the event:2003/10/27

2.	Method of the present increase (decrease) in investment: Indirect investment through an offshore entity.

3.	Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$ 100 million

4.	Company name of the invested mainland Chinese company: AU Optronics (Suzhou) Corp.

5.	Paid-in capital of said invested mainland Chinese company:US$ 70 million

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 100 million

7.	Main business items of said invested mainland Chinese company: TFT-LCD module production and assembly

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinion

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 183,819 thousand

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Net loss of RMB 229,190 thousand

11.	Amount of actual investment to date in said invested mainland Chinese company: US$70 million

12.	Counterparty to the transaction and its relationship to the Company: AU Optronics Corp. Parent company.

13.	Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.	Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 70 million. In addition, the investment amount proposed by the Board this time is US 100 million, pending the approval of Investment Commission.

22.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 13.47%

23.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 4.29%

24.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 6.77%

25.	Total amount of actual investment in the mainland China area to date: US$ 70 million

26.	Ratio of the total amount of actual investment in the mainland China area to date to paid-in capital on the financial statement for the most recent period: 5.55%

27.	Ratio of the total amount of actual investment in the mainland China area to date to total assets on the financial statement for the most recent period: 1.77%

28.	Ratio of the total amount of actual investment in the mainland China area to date to shareholders’ equity on the financial statement for the most recent period: 2.79%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Recognized profits/(losses): 2002: (US$24,906) thousand 2001: US$ 0 2000: US$ 0

30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.	Any other matters that need to be specified: N/A

Item 5.

AU Optronics Corp.
October 27, 2003
English Language Summary

Subject: The company's forecast is to be revised again.

Regulation:	Published pursuant to Article 2-13 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies Date of events: 2003/10/27 Content:

1.	Fiscal year of the financial forecast:2003

2.	Date of inapplicability of the original financial forecast:2003/10/27

3.	Reason for preparation of the financial forecast:1. Cumulative changes in number of board directors reached one-third or more during the same term of the Board; 2. Within 3 years after the year of IPO; 3. Rights issue in 2002

4.	Name of the reviewing CPA:Alfred S. H. Wei and Alfred Chen of KPMG Certified Public Accountants

5.	Monetary amounts of major accounting items of the balance sheet and income statement:

Unit: NTD billion	First Revision	Second Revision

Net Sales	90.5	94.1

Gross Profit	17.5	21.5

Operating Income	11.5	14.7

Income before Income Tax	10.5	14.1

6.	Reason for inapplicability of the financial forecast and monetary amount affected: ASP movement and shipment growth differed from the assumptions under first-revision financial forecast.

7.	Any other matters that need to be specified: N/A